

Mail Stop 3233

August 21, 2017

Via E-mail
Mr. Alan J. Dean
Chief Financial Officer
CBOE Holdings, Inc.
400 South LaSalle Street,
Chicago, IL 60605

> **Re:** **CBOE Holdings, Inc.**
> **Form 10-Q for the quarterly period ended June 30, 2017**
> **Filed August 4, 2017**
> **File No. 1-34774**

Dear Mr. Dean:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Financial Statements

1. Organization and Basis of Presentation, page 6

1.     Please explain to us how you determined that rebates paid to customers in accordance with published fee schedules should not be accounted for as a reduction of the transaction price. Refer to ASC 606-10-32-25 to 32-27.

2. Revenue Recognition, page 8

2.     We note your disclosure that you recognize revenue for certain services over time. Please tell us how you considered the requirements in ASC 606-10-50-13 to 50-15 to disclose information about remaining performance obligations or application of optional exemptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities